
13030108

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2013
Washington DC
402

SEC FILE NUMBER
8- 36754

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARSCO INVESTMENT CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Eisenhower Parkway
(No. and Street)

Roseland	NJ	07068
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark E. Kadison, CEO — (973) 228-2886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Demetrius Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route 1 South, Suite 4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/8/13

OATH OR AFFIRMATION

I, Mark E. Kadison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARSICO INVESTMENT CORPORATION, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public


JILL A. KOLK
Commission # 2211648
Notary Public, State of New Jersey
My Commission Expires
April 01, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Supplemental Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

MARSCO INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

MARSCO INVESTMENT CORPORATION

CONTENTS



Demetrius Berkower LLC
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Marsco Investment Corporation

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of **Marsco Investment Corporation** (the "Company"), as of December 31, 2012 and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition and the related notes to the statement of financial condition in accordance with accounting principles generally accepted in the United Sates of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition and the related notes to the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Wayne Plaza II, 155 Route 46, Wayne, NJ 07470-6831 • P (973) 812-0100 • F (973) 812-0750
517 Route One, Iselin, NJ 08830 • P (732) 855-9600 • F (732) 855-9559
www.demetriusberkower.com


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Opinion

In our opinion, the statement of financial condition and the related notes to the statement of financial condition referred to above present fairly, in all material respects, the financial position of **Marsco Investment Corporation** as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Demetrius Berkower LLC

Iselin, New Jersey
February 25, 2013

MARSCO INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

	December 31, 2012
ASSETS	
Cash	$ 443,484
Cash segregated under federal regulations	22,007,459
Deposits with clearing organization	410,000
Receivables from customers	4,224,654
Office equipment, at cost (net of accumulated depreciation of $ 32,435)	1,981
Other assets	17,407
Total assets	$ 27,104,985
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Payables to:	
Customers	$ 24,553,345
Broker-dealers	28,993
Bank loan	1,000,000
Accrued expenses and other liabilities	111,347
Total liabilities	25,693,685
Stockholders' equity	
Common stock, no par value; 2,500 shares authorized, issued and outstanding	24,815
Additional paid-in-capital	695,000
Retained earnings	691,485
Total stockholders' equity	1,411,300
Total liabilities and stockholders' equity	$ 27,104,985

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Marsco Investment Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). The Company is a self-clearing broker-dealer and a member of the Depository Trust and Clearing Corporation ("DTCC"). The Company's principal business is that of a discount securities broker, whereby it executes orders on behalf of its customers and provides financing for such transactions.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts disclosed in the financial statements. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company maintains its cash balances in a few large financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from such counterparties.

Securities Transactions and Commission Income

Customers' securities transactions and commission income are recorded on a settlement date basis adjusted for trade date, if material. Securities owned by customers, including those that collateralize margin transactions, are not reflected in the accompanying statement of financial condition.

Depreciation

Office equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives (3-5 years) of the related assets.

Income Taxes

The Company has elected S corporation status under Section 1362 of the Internal Revenue Code. Corporate income is therefore recognized by the stockholders and taxed on their individual federal income tax returns. Consequently no provision has been made for federal taxes in these financial statements. The Company also elected S corporation status in the State of New Jersey. The provision for income taxes represents the Company's share of the State Corporation Business Tax. The Company files its income tax returns in the U.S. federal and New Jersey state jurisdictions. Generally, the Company is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by these financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

The Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial comparability among different entities. Based on its analysis, the Company's management has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2012. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, compliance with U.S. Federal, U.S state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the period ended December 31, 2012.

Advertising

Advertising costs are expensed as incurred. Advertising expense totaled $22,830 for the year ended December 31, 2012.

2. Receivables and Payables to Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for the receivables.

3. Office Equipment

Office equipment consists of the following:

Office equipment	$ 34,416
Less: accumulated depreciation	(32,435)
	$ 1,981

Depreciation expense for the year ended December 31, 2012 was $1,796.

4. Bank Loan

The Company has a credit line of $4,000,000 under a brokerage credit agreement of which $3,000,000 was available at December 31, 2012. Borrowing under the credit line incurs interest, payable monthly at a floating rate that is geared toward prime. The available line of credit is subject to renewal on June 30, 2013. Borrowings are due on demand and secured by customer securities pledged by the Company. The outstanding balance of $1,000,000 as of December 31, 2012 is collateralized by customer pledged securities of approximately $2,961,000. During January 2013, the Company borrowed an additional $300,000.

5. Financial Instruments with Credit Risk and Other Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

In the normal course of business, the Company may pledge or deliver customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event that the counterparty is unable to meet its contracted obligation and return customer securities pledged as collateral, the Company may be obligated to purchase the security in order to return it to the owner. In such circumstances, the Company may incur a loss up to the amount by which the market value of the security exceeds the value of the loan or other collateral received or in the possession and control of the Company.

The Company has a nationwide retail customer base. The Company conducts business with brokers and dealers, clearing organizations and depositories that are primarily located in the New York area. The majority of the Company's transactions and, consequently, the concentration of its credit exposures, are with customers, broker-dealers and other financial institutions in the United States of America. These transactions result in credit exposure in the event that the counterparty fails to fulfill its contractual obligations.

The Company monitors required margin and collateral levels daily in compliance with regulatory and internal guidelines and controls its risk exposure on a daily basis through financial, credit and legal reporting systems. Pursuant to such guidelines, the Company may require customers to deposit additional cash or collateral, or to reduce positions, when deemed necessary. Accordingly, management believes that it has effective procedures for evaluating and limiting the credit and market risks to which it is subject.

The Company may be exposed to off-balance sheet risk from the potential inability of customers or other counterparties to meet the terms of their contracts in connection with the clearance and settlement of securities. With respect to these activities the Company may be obligated to purchase the identical securities in the open market at prevailing prices in the event of non-performance by the customer or counterparty. At December 31, 2012, the fair value of securities failed to receive approximated the amounts owed in the statement of financial condition.

6. Related Party Transactions

The stockholders of the Company maintain a customer account amounting to approximately $58,000 which is included as a component of receivables from customers on the accompanying statement of financial condition.

Interest income received from such customer account aggregated approximately $3,887 for the year ended December 31, 2012 and is included in interest income in the accompanying statement of operations.

7. Commitments

Lease

The Company leases its office facilities under an agreement that expires on July 31, 2014. The lease contains provisions for escalations based on increases in certain costs incurred by the lessor.

Future minimum lease payments are as follows for year ended:

December 2013	$ 55,978
December 2014	32,654
	$ 88,632

Rent expense and occupancy costs were $61,143 for the year ended December 31, 2012.

Non-cancellable Contract

Effective January 2013, the Company in the normal course of business entered into a non-cancellable service contract.

Future minimum payments under the contract are as follows:

Years 1-3	$ 360,000
Years 4-5	240,000
Thereafter	600,000
	$ 1,200,000

8. Regulatory Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). Under this rule the Company has elected to operate under the "alternate method" whereby the Company is required to maintain minimum "net capital" of $250,000 or 2% of "aggregate debit items" arising from customer transactions whichever is greater, as these terms are defined. At December 31, 2012, the Company has net capital of $1,391,912, which was $1,141,912 in excess of its required net capital of $250,000. The Company's ratio of aggregate debit balances to net capital was 2.89 to 1.

The Company is subject to Rule 15c3-3 of the SEC which requires segregation of funds in a special reserve account for the exclusive benefit of customers (Rule 15c3-3). At December 31, 2012, the Company has segregated cash of $22,007,459 under Rule 15c3-3. On January 2, 2013, $200,000 was withdrawn from the special reserve account to comply with its December 31, 2012 requirements. On January 2, 2013, the Company had $21,807,459 in the special reserve account which was $126,816 in excess of the deposit requirement of $21,680,643 to satisfy the December 31, 2012 Rule 15c3-3 deposit requirement.

9. Contingencies and Other Matters

In the normal course of business activities, the Company is subject to regulatory examinations, other inquiries and other various legal actions. These matters could result in censures, fines, sanctions and legal settlements. It is management's belief after consultation with counsel that the outcome of any resulting actions will not be material, and will not have a material adverse effect on the financial position of the Company.